August 2, 2019

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FNEX Ventures (the “Fund”)

File Nos. 811-23363; 333-226250

Dear Ms. Rossotto:

This letter provides the Fund’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided on July 2, 2019. The comments addressed pre-effective amendment no. 2 to the Fund’s registration statement on Form N-2, which was filed on April 26, 2019. For your convenience, I have summarized the comments in this letter and provided the Fund’s response below each comment.

Cover

1.	Comment: Please add a bold bullet point to the list of risks on the cover page of the prospectus stating something to the effect of: “Investing in the Fund’s shares involves substantial risks. Prospective investors should refer to the risk factors disclosed in the “Risk Factors and Special Considerations” section of this prospectus before investing in the Fund.”

Response: The Fund has revised the disclosure to address the Staff’s comment.

2.	Comment: The FNEX Target List is identified in the first paragraph following the bullet points - Will FNEX Advisors, LLC (the “Advisor”) be an investor in these companies? If yes, disclose this where appropriate through the registration statement.

Response: No, the Advisor will not be an investor in these companies. The Fund has revised the disclosure to clarify that the Advisor will not be an investor in the companies on the FNEX Target List.

3.	Comment: How does the Advisor determine which securities are on the FNEX Target List and is the Fund’s principal strategy to invest in companies on the FNEX Target List? If so, this should be clearly stated.

Response: The section titled “Investment Objective and Strategies” describes how the Advisor creates and maintains the FNEX Target List. The Fund has revised the disclosure to address the Staff’s comment by directing investors to this section.

Ms. Karen Rossotto U.S. Securities and Exchange Commission August 2, 2019

4.	Comment: In the middle of the fifth paragraph following the bullet points, it is disclosed that the “Fund is not appropriate for investors who cannot bear the risk of loss of all or part of their investment, or who need a reasonable expectation of being able to liquidate all or a portion of their investment in a particular time frame.” Please move this disclosure earlier in the document and ensure that it is disclosed prominently.

Response: The Fund has revised the disclosure to address the Staff’s comment.

Prospectus

Prospectus Summary

Investment Objective and Strategy

5.	Comment: The second paragraph discloses that “Investors in the Fund need to understand that such companies carry a high degree of investment risk because many of these firms may fail or may not achieve their performance or financial objectives.” Please highlight this disclosure in bold and disclose it prominently at the beginning of the Risk Section of the prospectus.

Response: The Fund has revised the disclosure to address the Staff’s comment.

6.	Comment: In the fifth paragraph, please delete the reference here and throughout to the Fund’s fundamental concentration policy – it is a negative strategy and therefore not appropriate for the prospectus summary.

Response: The Fund has revised the disclosure to address the Staff’s comment.

7.	Comment: In the sixth paragraph, the disclosure states that the Fund invests in “Portfolio Companies through secondary purchases of such companies.” Explain supplementally – how does one access the secondary market for these companies?

Response: The Fund has revised the disclosure to address the Staff’s comment. The Fund will purchase shares in private markets, both directly from the company (primary market) and from current investors in the company (secondary market). The Fund’s purchases will comply with Federal Securities Laws.

8.	Comment: In the seventh paragraph and throughout the registration statement, please clarify the nature of the Fund’s foreign investments (i.e., are they listed or unlisted private companies) and revise the Fund’s risk disclosures accordingly. For instance, if there are any particular risks to non-us venture companies due to other countries’ regulatory and tax regimes or any other related risks, please disclose.

Response: The Fund has revised the disclosure to address the Staff’s comment. Foreign securities are not principal investments of the Fund and have been removed from the Prospectus, although the Fund discloses in the Statement of Additional Information that it may invest in these securities on a non-principal basis.

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Ms. Karen Rossotto U.S. Securities and Exchange Commission August 2, 2019

9.	Comment: The disclosure regarding the Fund’s valuation process in the ninth paragraph appears to be inconsistent with disclosures regarding the valuation process under “Valuation Risk” in the “Summary of Principal Risk Factors and Special Considerations” section of the Fund Summary and in the section “Risk Factors and Special Considerations” later in the prospectus. Please revise the disclosures in these sections and throughout to ensure they are consistent and more fully disclose the Fund’s valuation process. Please clarify whether the Fund or the Advisor will use the services of an independent third-party valuation firm and the role and makeup of the Valuation Committee.

Response: The Fund has revised the disclosure to address the Staff’s comment.

10.	Comment: Revise the disclosure to clarify what “drag-along rights” are as referenced in the tenth paragraph.

Response: The Fund has revised the disclosure to address the Staff’s comment.

Expense Limitation Agreement

11.	Comment: In the third sentence of the section “Expense Limitation Agreement,” the phrase “Notwithstanding the foregoing” is confusing. Consider deleting or replacing it with “However”.

Response: The Fund has revised the disclosure to address the Staff’s comment.

Summary of Principal Risk Factors and Special Considerations

12.	Comment: Order the risks listed to prioritize those most likely to adversely affect the Fund’s net asset value, yield and total return.

Response: The Fund has revised the disclosure to address the Staff’s comment.

13.	Comment: Disclosure indicating that “the Advisor expects that the Fund’s holdings of Portfolio Companies may require several years to appreciate, and the Advisor can offer no assurance that such appreciation will occur” is included in the list of bullet points on the cover page of the prospectus and in the “Investment Objective and Strategy” section of the Fund Summary. Also include it in the disclosure of the Fund’s principal risks.

Response: The Fund has revised the disclosure to address the Staff’s comment.

14.	Comment: Break out the long paragraphs into bullet points where appropriate (i.e., “Valuation Risk”).

Response: The Fund has revised the disclosure to address the Staff’s comment.

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Ms. Karen Rossotto U.S. Securities and Exchange Commission August 2, 2019

15.	Comment: Delete the word “Potential” from “Risk of Potential Illiquidity of the Fund’s Investments” and ensure the repercussions of these securities being illiquid are disclosed.

Response: The Fund has revised the disclosure to address the Staff’s comment.

16.	Comment: Are the risks disclosed under “Foreign Securities and ADRs Risk” specific to ADRs? If the Fund may invest in unsponsored ADRs, disclose any risks specific to such investments.

Response: The Fund has revised and moved the disclosure to the SAI because these securities will be non-principal investments.

17.	Comment: The Fund’s disclosures of “Trading Risks” appear to apply to listed securities. Disclose the extent of the Fund’s trading in listed securities and if investments in exchange-traded securities are a principal strategy.

Response:       The Fund has revised the disclosure to address the Staff’s comment.

18.	Comment: Please confirm if the Fund will invest in micro-cap companies and, if so, revise the risk disclosure to include the risks related for types of companies.

Response: The Fund confirms that it will not invest in micro-cap companies on a principal basis.

Use of Proceeds

19.	Comment: Clarify if the Fund will pay the Advisor its full advisory fee even when the Fund is invested in short-term debt securities, money market funds, or other cash equivalents. Additionally, disclose if true that the amount of the management fee paid to the Advisor when the Fund is so invested will likely exceed the return on such investments. See Guide 1 and Item 7.2 of Form N-2.

Response: The Fund’s disclosure states that it intends to invest the offering proceeds within about three months of the receipt of such proceeds, and in no circumstances will it take more than six months. The Fund also articulates the circumstances under which it may take longer than three months to invest the proceeds and outlines the consequences of such a delay.  The Fund confirms that it will comply with the requirements of Guide 1 to Form N-2 if the investment process is delayed more than six months.

20.	Comment: Respond supplementally as to whether the Fund intends to keep 5% of its assets in liquid securities to meet the quarterly repurchase offer requirements?

Response: The Fund intends to maintain enough liquidity to meet the quarterly redemption requirements.

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Ms. Karen Rossotto U.S. Securities and Exchange Commission August 2, 2019

Investment Strategy

21.	Comment: The first sentence of the sixth paragraph states that the Fund may purchase portfolio companies “directly from such companies”. Please revise the disclosure as needed to address how the Fund’s valuation process will accommodate these types of investments.

Response: The Fund has revised the disclosure to address the Staff’s comment.

22.	Comment: Revised the disclosure to indicate which strategies are non-principal by placing them under a heading designating them as “Non-Principal.”

Response: The Fund has revised the disclosure to address the Staff’s comment.

Risk Factors and Special Considerations

23.	Comment: In the risk disclosure “Valuation Risk”, in the fourth sentence, delete the phrase “could result in a conflict” and state that it is a conflict.

Response: The Fund has revised the disclosure to address the Staff’s comment.

24.	Comment: In the risk disclosure “Private Secondary Marketplace Trading Risks”, the first sentence states that the Fund intends to utilize financial institutions and other private secondary markets to acquire portfolio companies while earlier it is stated that the Fund may buy directly from such companies. Revise the disclosure to indicate which is correct and clarify overall how will the Advisor purchase securities for the Fund?

Response: The Fund has revised the disclosure to address the Staff’s comment.

Management of the Fund

25.	Comment: In the third paragraph of the section “Advisor,” revise the disclosure to include the date of the reporting period of the semi-annual report to shareholders that will include a discussion of the basis for the approval of the Advisory Agreement by the Board of Trustees instead of stating it will be in the “initial” semi-annual report.

Response: The Fund has revised this disclosure to address the Staff’s comment.

Non-Listed Fund Structure

26.	Comment: In the section “Repurchase Offers Risk”, the disclosure indicates that “If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments.” Since the fund’s investments are illiquid, how will it sell investments to generate the needed cash?

Response: The Fund has revised the disclosure to address the Staff’s comment. The Fund and Advisor will have sufficient notice before each redemption period to determine if the Fund’s liquid assets can cover the maximum redemption amount. If there are insufficient liquid assets, the Fund will have enough time to raise additional cash through the sale of less liquid securities.

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Ms. Karen Rossotto U.S. Securities and Exchange Commission August 2, 2019

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Investment Policies and Restrictions

1.	Comment: The concentration policy includes the following disclosure: “The Fund’s Fundamental Concentration Policy does not preclude it from focusing investments in issuers in related fields.” Please clarify supplementally what the Fund means by this statement and consider moving this statement under “Non-Fundamental Investment Policies and Restrictions”.

Response: The Fund has deleted this disclosure which was intended to mean that the Fund could focus its investments in certain sectors (e.g., Technology).

Management of the Fund

2.	Comment: If the Advisor or its affiliates will be buying the same securities as the Fund for their own accounts, consider disclosing this as a conflict under “Portfolio Managers – Conflicts of Interest.”

Response: The Advisor and its affiliates will not be buying the same securities as the Fund for their own accounts, therefore, no changes to the disclosure are being made.

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Please contact me at (513) 708-6391 or Bo James Howell at (509) 279-8202 regarding the responses contained in this letter.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Partner
Practus, LLP

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